UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
______________

SCHEDULE TO
(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934
______________
Franchise Group, Inc.
(Name of Subject Company (Issuer))

Franchise Group, Inc.
(Name of Filing Person (Issuer))
______________

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

53128T102
(CUSIP Number of Class of Securities)
______________

Michael S. Piper
Chief Financial Officer
Franchise Group, Inc.
1716 Corporate Landing Parkway
Virginia Beach, Virginia 23454
(757) 493-8855
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
______________

With a copy to:

David W. Ghegan
Troutman Sanders LLP
600 Peachtree Street, N.E., Suite 3000
Atlanta, Georgia 30308
(404) 885-3000

 ______________

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee(**)
$115,315,756	$13,976.27

(*)      Calculated solely for purpose of determining the amount of the filing fee and based on the offer to purchase of up to $115,315,756 in value of shares of common stock, par value $0.01 per share, of Franchise Group, Inc.

(**)   The amount of the filing fee, $121.20 for each $1,000,000 of value of the transaction, was calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal year 2019, issued August 24, 2018.

☐                        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐                        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐               third-party tender offer subject to Rule 14d-1    ☐    going-private transaction subject to Rule 13e-3
☒    issuer tender offer subject to Rule 13e-4        ☐    amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐               Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐               Rule 14d-1(d) (Cross- Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 1, 2019 (“Schedule TO”), as amended by that certain Amendment No. 1 dated August 8, 2019 and as further amended by that certain Amendment No. 2 dated August 27, 2019 relating to the offer by Franchise Group, Inc. (formerly known as Liberty Tax, Inc.), a Delaware corporation (“Franchise Group” or the “Company”), to purchase for cash any and all shares of the Company’s outstanding common stock, par value $0.01 per share, at a purchase price of $12.00 per share. The Offer was made upon the terms and subject to the conditions contained in the Offer to Purchase, dated August 1, 2019 (as amended or supplemented from time to time, the “Offer to Purchase”), and the accompanying Letter of Transmittal, dated August 1, 2019 (as amended or supplemented from time to time, the “Letter of Transmittal”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase incorporated by reference herein.

The purpose of this Amendment No. 3 is to amend and supplement the Schedule TO to further extend the Expiration Date of the Offer until November 11, 2019, to provide the Company sufficient time to provide additional information related to the previously announced acquisitions of (i) The Vitamin Shoppe, Inc. and (ii) the Sears Outlet segment and Buddy’s Home Furnishing Stores from Sears Hometown and Outlet Stores, Inc. The Company intends to file an Amendment to the Schedule TO during the week of October 14, 2019 in order to provide such additional information and the Expiration Date (as may be further extended as described in the Offer to Purchase, as necessary) will occur at least twenty business days after the dissemination of such Amendment.

This Amendment No. 3 is being filed in accordance with Rule 13e-4(c)(3) under the Exchange Act of 1934, as amended. Only those items reported in this Amendment No. 3 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer remain unchanged. This Amendment No. 3 should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constituted part of the Offer. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended or supplement herein.

The Offer to Purchase and Items 1 through 11 to the Schedule TO.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, as amended, are hereby further amended and supplemented as follows:

Each reference to “October 15, 2019” in the Offer to Purchase and the Letter of Transmittal, each as amended, is hereby further amended by replacing such date with “November 11, 2019.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRANCHISE GROUP, INC.

By:	/s/ Michael S. Piper
Michael S. Piper
Chief Financial Officer

Dated: October 11, 2019